

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 3, 2008

Mr. Vare Grewal
Chief Financial Officer
Nilam Resources Inc.
42 Camden Street, Suite 503
Toronto, Ontario, M5V 1V1

>    **Re:    Nilam Resources Inc.**
>    **Form 10-KSB for Fiscal Year Ended April 30, 2007**
>    **Filed July 30, 2007**
>    **Form 10-QSB for Fiscal Quarter Ended January 31, 2008**
>    **Filed March 5, 2008**
>    **Response Letter dated April 18, 2008**
>    **File No. 333-135980**

Dear Mr.Grewal:

    We have reviewed your response letter and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended April 30, 2007

Financial Statements

Note 1 – Summary of Significant Accounting Policies and Organization, page F-6

(D)  Mineral Property, page F-6

1.    We note your response to prior comment 1, indicating that you believe costs paid for mining rights are properly recorded as having been impaired and no adjustments are necessary.  We understand that you abandoned certain mineral rights subsequent to the filing, and would not object to your preference for not amending your Form 10-KSB for the fiscal year ended April 30, 2007 if you believe the effects are not material.

However, our position is that you should comply with EITF 04-2 and EITF 04-3, which require recognition of value beyond proven and probable reserves by initially accounting for the costs of mineral rights as tangible assets, and in subsequent impairment testing.

Under this guidance, we believe that you must consider all available information when evaluating mineral property acquisition costs for impairment, such as information (i) relied upon in deciding to acquire mineral rights, (ii) subsequently obtained and relied upon in deciding to continue plans for exploration, and (iii) pertaining to the marketability of your mineral rights. We believe that a standard policy to impair all acquisition costs until mineral reserves are found would not comply with SFAS 144.

Please advise us of the status of the Llipa mineral concessions you acquired for $100,000 during the fiscal quarter ended January 31, 2008, costs which you impaired as of the end of that period, and describe the information that you encountered in determining its value had been diminished. If your accounting is not consistent with the aforementioned U.S. GAAP literature, advise us of any changes that you believe may be necessary.

Note 3 – Stockholders' Equity, page F-8

2.  We have read the explanation you provided in response to prior comment 2, indicating that you recorded the fair value of the shares issued to your president by a related party under SFAS 123(R) paragraph 11. In your disclosure you state that those shares "…were valued for financial statements purpose at a recent price of $0.002 per share or $30,000." However, on page 6 you report that the historical high and low closing bid prices for each quarter from October 2006 through June 2007 was between $0.10 and $0.25.

    Tell us how your valuation is consistent with this information, including details sufficient to understand your basis for using $0.002 and which show how your accounting complies with the guidance requiring recognition at fair value in SFAS 123(R).

    Please also submit details about the valuation you plan to use to compute compensation expense for the shares transferred by Ms. Sandu and Mr. Gill to Mr. DeMelt and Mr. Grewal in the subsequent interim period; and explain whether these transferors had any economic interest in the company subsequently.

    Finally, describe the reasons Ms. Sandu would relinquish her shares if she had already provided the services implicit in your earlier accounting. It should be clear how further accounting for the shares she received and held as a temporary employee will yield an accurate measure for the services received, if that is your view.

Disclosure Controls and Procedures, page 10

3.      We note that you plan to amend your filing in response to prior comments 3 and 4 to clarify that your President, who is also serving as your Chief Financial Officer, concluded that your disclosure controls, procedures and internal control over financial reporting were *effective* as of April 30, 2007.  You also state "O*ther than our changes in reporting stockholder equity pursuant to SFAS 123R*, there were no changes in our disclosure controls and procedures or internal control over financial reporting that occurred during the fiscal period covered by this Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Please expand your disclosure to describe the changes you implemented during the period pertaining to reporting stockholder equity.   Please also correct the corresponding disclosures in your subsequent interim reports.  If there were further changes to internal controls over financial reporting in subsequent periods, please revisit your conclusions about effectiveness to ensure these remain appropriate.

Principal Accountant Fees and Services, page 15

4.      We note your response to prior comment 5, explaining that your principal accountants, Webb & Company, P.A., did not perform any accounting services for your company; and that some of the fees reflected in your table were paid to other accounting professionals.  Please correct your table to reflect only those fees billed by Webb & Company, P.A. to comply with Item 9, paragraphs (e)(1) and (4), of Schedule 14A.

Form 10-QSB for the Quarter Ended January 31, 2008

Financial Statements

Note 3 – Notes Payable / Related Party, page 10

5.      We understand from your response to prior comment 8 that Mr. DeMelt had
        initiated the acquisition of Llipa mineral concession with a $50,000 cash deposit
        prior to joining the company; and that your total purchase consideration included
        a note payable to reimburse him for these costs.  Therefore, it appears that your
        Statements of Cash Flows for the nine months ended January 31, 2008
        inappropriately reflect this $50,000 non-cash element in both the financing and
        investing sections.  Please advise us of the changes that you would need to make
        to comply with the guidance in paragraph 32 of SFAS 95.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding
comments on the financial statements and related matters.  Please contact me at (202)
551- 3686 with any other questions.

                                                        Sincerely,


                                                        Karl Hiller
                                                        Branch Chief